UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ENERGY TRANSFER PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

426918

(CUSIP Number)

John W. McReynolds

Energy Transfer Company, L.P.

2828 Woodside Street

Dallas, Texas 75204

(214) 981–0700

(Name, Address and Telephone Number Of Person Authorized to Receive Notices and Communications)

June 20, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 426918

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Company, L.P. 30-0108820
2.	Check the Appropriate Box If A Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 32,773,840[1] 8. Shared Voting Power 0 9. Sole Dispositive Power 32,773,840[1] 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,773,840[1]
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares N/A
13.	Percent of Class Represented by Amount in Row (11) 31.5%[2]
14.	Type of Reporting Person IN

[1]	Reflects a two-for-one split of the Common Units effective February 28, 2005
[2]	Based on 103,885,572 Common Units outstanding on June 22, 2005.

SCHEDULE 13D/A

CUSIP No. 426918

1.	Name of Reporting Person; S.S. or IRS Identification LE GP, LLC 27-0030188
2.	Check the Appropriate Box If A Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 32,773,840[1] 8. Shared Voting Power 0 9. Sole Dispositive Power 32,773,840[1] 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,773,840[1]
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares N/A
13.	Percent of Class Represented by Amount in Row (11) 31.5%[2]
14.	Type of Reporting Person PN

[1]	Reflects a two-for-one split of the Common Units effective February 28, 2005.
[2]	Based on 103,885,572 Common Units outstanding on June 22, 2005.

This Amendment No. 1 on Schedule 13D/A (“Amendment No. 1”) is being filed by Energy Transfer Company, L.P. (formerly, La Grange Energy, L.P.), a Texas limited partnership (“ETC”) and LE GP, LLC, a Texas limited liability company and the general partner of ETC (“LE GP”) to amend the Schedule 13D originally filed on January 20, 2004 (the “Original Schedule 13D”), by ETC and LE GP.

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

This statement on Schedule 13D, as amended (the “Schedule”) is being filed by both Energy Transfer Company, L.P (“ETC”) and LE GP, LLC (collectively, the “Reporting Persons”), under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”) of Energy Transfer Partners, L.P. (formerly, Heritage Propane Partners, L.P.), a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 2838 Woodside Street, Dallas, Texas 75204.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a) – (c) The principal business of ETC prior to the transaction was the ownership of entities engaged in the operation of certain midstream natural gas assets. Following the transaction, the principal business of ETC is to own all of the interests in the general partner of the Issuer and certain equity securities of the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETC is LE GP, LLC, a Texas limited liability company (the “ETC General Partner”), and its principal business is serving as the general partner of ETC. The principal offices of ETC and the ETC General Partner are located at 2828 Woodside Street, Dallas, Texas 75204.

The name, business address and present principal occupation or employment of each of the executive officers and directors of the ETC General Partner are set forth below:

Name and Business Address	Capacity in Which Serves the ETC General Partner	Principal Occupation
John W. McReynolds 2828 Woodside Street Dallas, Texas 75204	President	President of ETC

Ray C. Davis 2838 Woodside Street Dallas, Texas 75204	Co-Chief Executive Officer and Class B Manager	Co-Chief Executive Officer of Energy Transfer Partners, L.L.C. (formerly U.S. Propane, L.L.C.)

Kelcy L. Warren 2838 Woodside Street Dallas, Texas 75204	Co-Chief Executive Officer and Class B Manager	Co-Chief Executive Officer of Energy Transfer Partners, L.L.C. (formerly U.S. Propane, L.L.C.)

Kenneth A. Hersh 125 E. John Carpenter Freeway Suite 600 Irving, Texas 75062	Class B Manager	Member of Management of various Natural Gas Partners investment funds

David R. Albin 100 North Guadalupe, Suite 205 Santa Fe, New Mexico 87501	Class B Manager	Member of Management of various Natural Gas Partners investment funds

Dan Rioux 175 Berkeley Street Boston, Massachusetts 02117	Class A Manager	Vice President, Liberty Energy Holdings LLC

Rick Turner 111 Center Street Suite 2500 Little Rock, Arkansas 72201	Class A Manager	Vice President, Stephens Group, Inc.

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the parties listed in Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end of such item:

Effective June 20, 2005, ETC acquired 1,638,692 Common Units (the “FHM Units”) from FHM Investments, L.L.C. (“FHM”) at a price of $31.95 per unit in connection with the exchange of the FHM Units and certain other interests held by FHM for the issuance by ETC to FHM of certain equity interests in ETC (the “Exchange Transaction”). No other funds were used by ETC to acquire the FHM Units.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following after the first paragraph:

The principal purpose of the Exchange Transaction was to effect a combination of certain interests of FHM and ETC. The Reporting Persons acquired the FHM Units in the Issuer for investment purposes. The Exchange Transaction described in Item 3 above occurred as a result of negotiations with FHM.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) Approximately 103,885,572 Common Units were outstanding as of June 22, 2005. The Reporting Persons are deemed to be the beneficial owners of 32,773,840 Common Units. The Common Units constitute approximately 31.5% of the total issued and outstanding Common Units. Each Reporting Person has the sole power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units, except that Messrs. Davis and Warren, through their ownership of interests in the Reporting Persons, may be deemed to also beneficially own the Common Units that are beneficially owned by the Reporting Persons to the extent of their respective interests in each of the Reporting Persons.

(c) Except for the acquisition of FHM Units, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days, except for the acquisition of beneficial ownership of units being reported on this Schedule.

(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

All of the Common Units held by ETC are pledged as collateral under ETC’s $600 million Credit Agreement filed as Exhibit F hereto.

The Credit Agreement contains various representations and warranties, affirmative and negative covenants and events of default. The Credit Agreement restricts ETC’s ability and in certain cases, the ability of its subsidiaries (excluding the Issuer and its subsidiaries), to, among other things, incur indebtedness, create certain liens, enter into certain change of control transactions, make certain restricted payments, and enter into certain prohibited agreements. In addition, the Credit Agreement requires that ETC comply with certain financial convents, including a ratio of consolidated debt-to-consolidated cash flow covenant. The Agreement contains customary and other events of default relating to defaults of ETC and certain of its subsidiaries. An event of default under the Credit Agreement followed by a foreclosure on the pledged Common Units could result in the lenders under the Credit Agreement acquiring voting and dispositive powers over such Common Units.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

Exhibit A	–	Contribution Agreement dated November 6, 2003 between the Issuer, U.S. Propane and La Grange (incorporated by reference to Exhibit 10.31 to Form 10–K filed by Issuer on November 26, 2003)

Exhibit B	–	Amendment No. 1 to Contribution Agreement dated December 7, 2003 between the Issuer, U.S. Propane and La Grange (incorporated by reference to Exhibit 10.31.1 to Form 10–Q filed by Issuer on January 14, 2004)

Exhibit C	–	Acquisition Agreement dated November 6, 2003 between the U.S. Propane, U.S. Propane, L.L.C., La Grange and certain other parties (incorporated by reference to Exhibit 10.30 to Form 10–K filed by Issuer on November 26, 2003)

Exhibit D	–	Unitholder Rights Agreement dated January 20, 2004 between the Issuer, La Grange and certain other parties (included as Exhibit 1.1(d) to Acquisition Agreement filed as Exhibit C to this Schedule)

Exhibit E	–	Joint Filing Agreement dated January 28, 2004 between La Grange Energy, L.P. and LE GP, LLC*

Exhibit F	–	Credit and Guaranty Agreement, dated as of June 15, 2005, by and among Energy Transfer Company, L.P., the Guarantors named therein, the Lenders party thereto from time to time and Goldman Sachs Credit Partners L.P., as Administrative Agent and as Collateral Agent and Citigroup Global Markets Inc., as Syndication Agent and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., and Lehman Commercial Paper Inc., as Joint Lead Arrangers and Joint Bookrunners

Exhibit G	–	Exchange Agreement, dated as of June 15, 2005, by and between Energy Transfer Company, L.P. and FHM Investments, L.L.C.

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2005	ENERGY TRANSFER COMPANY, L.P.

	By:	LE GP, LLC,
Its general partner

	By:	/S/ JOHN W. MCREYNOLDS
John W. McReynolds
President
Dated: June 22, 2005
LE GP, LLC

	By:	/S/ JOHN W. MCREYNOLDS
John W. McReynolds
President